SUB-TEM 77E(a)

A lawsuit entitled Steven Curd and Rebel Curd v. SEI
Investments Management Corporation was filed against SIMC in the U.S. District Court for the Eastern
District of Pennsylvania on December 11, 2013. The plaintiffs bring the case as a shareholder derivative action against SIMC on behalf of certain
SEI funds. The claims are based on Section 36(b) of the Investment Company Act of 1940, as amended, which allows shareholders of a mutual fund to sue the investment adviser of the fund for an alleged breach of fiduciary duty with respect to compensation received by the adviser. The plaintiffs have brought the suit against SIMC with respect to five specific SEI Funds: the High Yield Bond, Tax-
Managed Large Cap, and Tax-Managed Small/Mid Cap
Funds, each of which is a series of the SEI
Institutional Managed Trust, the International
Equity Fund, which is a series of the SEI
Institutional International Trust and the
Intermediate Term Municipal Fund, which is a series of the SEI Tax Exempt Trust. The plaintiffs seek:
(1) damages for the funds in the amount of the alleged excessive fees earned by SIMC beginning from the one year period prior to the filing of the lawsuit, plus interest, costs, and fees; (2) orders declaring that SIMC allegedly violated Section 36(b) and enjoining SIMC from further alleged violations;
and (3) rescission of the advisory contracts between SIMC and the funds, and restitution of all allegedly excessive fees paid beginning from the one year period prior to the filing of the lawsuit, plus interest, costs, and fees. SIMC disputes the claims, and intends to vigorously defend the matter.